Entrex Capital Markets
(Bridgeport Partners, LLC)
Notes to the financial statements
For the year ending December 31, 2015

1. **Organization**

Bridgeport Partners, LLC (The "Company") an Illinois Limited Liability Company Act was formed on February 2, 2010. The Company was approved and began business as a Broker Dealer on October 10, 2012. On October 22, 2014, the Company was approved to engage in the private placement of securities. During the Fall of 2015, the Company initiated a change to add the name Entrex Capital Markets under which it conducts business, which is expected to be completed during the first quarter of 2016. The business of the Company is to engage in the matching of customers with other broker dealers for the executing of trades on organized exchanges in the United States for a fee as well as the private placement of securities exempt from registration. Entrex Capital Markets (formerly Bridgeport Partners, LLC) is registered as a broker dealer with the Securities and Exchange Commission (SEC) and Financial Industry Regulatory Authority (FINRA). The Company does not receive directly or indirectly, or hold funds or securities, or owe funds or securities to, customers and does not carry accounts of, or for customers, nor trades for their own account. The Company also is a registered municipal advisor.

2. **Significant Accounting Policies**

Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

The Company is engaged in a single line of business as a broker in which they receive commissions from their clients based on their introducing those clients to a third party registered broker dealer. The Company does not hold customer funds they do not engage in proprietary trading. They also provide municipal advisory and consulting services.

Income Recognition

Commissions are recorded when earned.

Cash Equivalents

The Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Income Taxes

The Company is considered as a disregard entity by the Internal Revenue Code. Under those provisions, the Company does not pay federal income taxes. The member is responsible for reporting their pro rata share of the profits or losses on their tax returns.

The Company applies the provision of FASB ASC 740. Income Taxes, which provide guidance how uncertain tax positions should be recognized and measured, present and disclosed in the financial statements. The managing member has concluded there is no tax expense to be recorded by the Company.

Fixed Assets

Fixed assets are recorded at cost. Depreciation of fixed assets is calculated using the straight-line method over the estimated useful lives of the assets, which range from five to seven years.

Entrex Capital Markets
(Bridgeport Partners, LLC)
Notes to the financial statements
For the year ending December 31, 2015

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3. **Fair Value Measurements**

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. FASB ASC 829, Fair Value Measurements and Disclosures, includes a fair value hierarchy that prioritizes the inputs to valuation techniques use dot measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy from F ASB ASC 820 are described as follows:

   Level 1 Inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date;

   Level 2 Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly, including inputs in markets that are not considered to be active;

   Level 3 Inputs that are unobservable.

Inputs are used in applying the various valuation techniques and broadly refer to the assumptions that market participants use to make valuation decisions, including assumptions about risk. Inputs may include price information, volatility statistics, specific and broad credit data, liquidity statistics, and other factors.

An investment's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. However, the determination of what constitutes "observable" requires significant judgment by management. Management considers observable data to be that market data which is readily available, regularly distributed or updated, reliable and verifiable, not proprietary, provided by multiple, independent sources that are actively involved in the relevant market. The categorization of an investment within the hierarchy is based upon the pricing transparency of the investment and does not necessarily correspond to management's perceived risk of that investment.

Substantially all of the Company's investments have been classified within Level 1 as they have observable inputs and their values are based on quoted market prices in active markets.

Investments may be classified as Level 2 when market information becomes available, yet the investment is not traded in an active market and/or the investment is subject to transfer restrictions, or the valuation is adjusted to reflect illiquidity and/or non-transferability.

The Company only has level one assets held in cash.

4. **Net Capital Requirements**

As a registered FINRA broker-dealer, Entrex Capital Markets (Bridgeport Partners, LLC) is subject to the net capital requirements of the Securities and Exchange Commission's "Uniform Net Capital Rule" (Rule 15c3-1). Entrex Capital Markets (Bridgeport Partners, LLC) is required to maintain minimum net capital, as defined, equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness. At December 31, 2015, had $105,726 of net capital which was $100,726 in excess of the required minimum net capital.

5. **Clearing Agreement**

The Company maintains a clearing agreement through another Broker Dealer, RBC Capital Markets, LLC, through Forest Securities, Inc. on a fully disclosed basis. Entrex Capital Markets (Bridgeport Partners, LLC) does not hold customer funds nor trade for its own account.

6. **Subsequent Events**

Management has evaluated subsequent events through February 24, 2016, the date the financial statements were issued date, there are no reportable events.